MICHAEL LAMBERT, INC.
121 Interpark Blvd., Suite 1204
San Antonio, Texas 78216
Telephone: (210) 490-8383

October 2, 2008
Ms. Blair F. Petrillo                                                                                                                                                                                                                                                                              VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street
Mail Stop 3561
Washington, D.C. 20549
Telephone Number: (202) 551-3550

Re:	Michael Lambert, Inc.
Registration Statement on Form S-1
File No. 333-146517

Dear Ms. Petrillo:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Friday, October 3, 2008, or as soon thereafter as practicable.

Additionally, Michael Lambert, Inc. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

Michael Lambert, Inc.

/s/ Carey G. Birmingham
CAREY G. BIRMINGHAM
Chief Financial Officer